Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2009

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
Form 8-K filed March 5, 2009, as amended
File No. 1-8787

Dear Mr. Liddy:

We have completed our review of your Form 8-K filed March 5, 2009, as
amended, and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel